Citigroup Inc.	Offering Summary No. 2016-CMTNG0837 dated January 20, 2016 relating to Preliminary Pricing Supplement No. 2016-CMTNG0837 dated January 20, 2016 Registration Statement No. 333-192302
Capped Return Enhanced Notes Based on the S&P 500® Index Due April----, 2017	Filed Pursuant to Rule 433

Overview. The securities are unsecured senior debt securities issued by Citigroup Inc. Unlike conventional debt securities, the securities do not pay interest and do not repay a fixed amount of principal at maturity. Instead, the securities offer a payment at maturity that may be greater than, equal to or less than the stated principal amount, depending on the performance of the S&P 500® Index (the “underlying index”) from the lookback index level to the final index level. The securities offer leveraged exposure to a limited range of potential appreciation of the underlying index as described below. In exchange for this leveraged exposure, investors in the securities must be willing to forgo (i) any appreciation of the underlying index in excess of the maximum return at maturity specified below and (ii) any dividends that may be paid on the stocks that constitute the underlying index. In addition, investors in the securities must be willing to accept full downside exposure to any depreciation of the underlying index.
All payments on the securities are subject to the credit risk of Citigroup Inc. The securities will not be listed on any securities exchange and may have limited or no liquidity.

Preliminary Terms
Underlying index:	The S&P 500® Index (ticker symbol: “SPX”)
Pricing date:	Expected to be January 22, 2016
Final valuation dates:	Expected to be April 7, 10, 11, 12 and 13, 2017
Maturity date:	Expected to be April 19, 2017
Payment at maturity:

For each $1,000 stated principal amount security you hold at maturity:

•    If the final index level is greater than the lookback index level: $1,000 + leveraged return amount, subject to the maximum return at maturity

•    If the final index level is less than or equal to the lookback index level: $1,000 × index performance factor

Lookback index level:	The lowest closing level of the underlying index on any scheduled trading day during the lookback observation period (excluding any scheduled trading day on which a market disruption event occurs). In no event will the lookback index level be greater than the closing level of the underlying index on the pricing date. There can be no assurance that the lookback index level will be less than the closing level of the underlying index on the pricing date.
Final index level:	The arithmetic average of the closing level of the underlying index on each of the final valuation dates
Lookback observation period:	The period from and including the pricing date to and including February 22, 2016
Index performance factor:	The final index level divided by the lookback index level
Index percent increase:	The final index level minus the lookback index level, divided by the lookback index level
Leveraged return amount:	$1,000 × the index percent increase × the leverage factor
Leverage factor:	200.00%
Maximum return at maturity:	At least $133.60 per security (13.36% of the stated principal amount), to be determined on the pricing date. In no event will the payment at maturity per security exceed $1,000 plus the maximum return at maturity.
CUSIP / ISIN:	17298C6H6 / US17298C6H60
This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated January 20, 2016
Selected Risk Considerations

•     You may lose some or all of your investment. If the final index level is less than the lookback index level, you will lose 1% of the stated principal amount of the securities for every 1% by which the final index level is less than the lookback index level. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment.

•     Your potential return on the securities is limited to the maximum return at maturity. If the underlying index appreciates by more than the maximum return at maturity, the securities will underperform an alternative investment providing 1-to-1 exposure to the appreciation of the underlying index without a maximum return.

•     The securities do not pay interest.

•     Investing in the securities is not equivalent to investing in the underlying index or the stocks that constitute the underlying index. You will not have voting rights, rights to receive dividends or any other rights with respect to the stocks that constitute the underlying index.

•     The securities are subject to the credit risk of Citigroup Inc. If Citigroup Inc. defaults on its obligations under the securities, you may not receive anything owed to you under the securities.

•     The securities will not be listed on a securities exchange and you may not be able to sell them prior to maturity.

•     The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•     The value of the securities prior to maturity is likely to be less than the issue price and will fluctuate based on many unpredictable factors.

•     Citigroup Inc. and its affiliates, and the placement agents and their affiliates, may have conflicts of interest with you.

•     The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Hypothetical Payment at Maturity Diagram*

■ The Securities		■ The Underlying Index
Hypothetical Payment at Maturity Table*
Hypothetical Final Index Level	Hypothetical Percentage Change from Lookback Index Level to Final Index Level	Hypothetical Payment at Maturity per Security	Hypothetical Total Return on Securities at Maturity
2,470.00	30.00%	$1,133.60	13.36%
2,280.00	20.00%	$1,133.60	13.36%
2,090.00	10.00%	$1,133.60	13.36%
2,067.20	6.68%	$1,133.60	13.36%
1,995.00	5.00%	$1,100.00	10.00%
1,919.00	1.00%	$1,020.00	2.00%
1,900.00	0.00%	$1,000.00	0.00%
1,710.00	-10.00%	$900.00	-10.00%
1,520.00	-20.00%	$800.00	-20.00%
1,330.00	-30.00%	$700.00	-30.00%
1,140.00	-40.00%	$600.00	-40.00%
950.00	-50.00%	$500.00	-50.00%
760.00	-60.00%	$400.00	-60.00%
570.00	-70.00%	$300.00	-70.00%
380.00	-80.00%	$200.00	-80.00%
190.00	-90.00%	$100.00	-90.00%
0.00	-100.00%	$0.00	-100.00%

* The diagram and table above illustrate the payment at maturity per security for a range of hypothetical percentage changes from the lookback index level to the final index level. The table assumes a hypothetical maximum return at maturity of 13.36% and a hypothetical lookback index level of 1,900.00. Your actual payment at maturity per security will depend on the actual maximum return at maturity, the actual lookback index level and the actual final index level.

Citigroup Inc. has filed a registration statement (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.